[redacted]

05038345

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Hours per response	12.00

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2005
WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westor Online, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

258 Genesee Street, Suite 601
(No. and Street)

Utica	**New York**	**13502**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Belletiere Accounting & Financial Services, Inc. **(610) 625-4191**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WESTOR ONLINE, INC.

DECEMBER 31, 2004

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Westor Online, Inc.

We have audited the accompanying statement of financial condition of Westor Online, Inc. as of December 31, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westor Online, Inc. at December 31, 2004 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 22, 2005

WESTOR ONLINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Cash	$	2,653
Deposit with clearing broker (cash) (Note 6)		25,248
Due from clearing broker		7,504
Fixed assets, net		2,880
Advances to officer		214,550
Prepaid expenses		2,745
TOTAL ASSETS	$	255,580
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	20,100
TOTAL LIABILITIES		20,100
Commitments and contingent liabilities (Note 3)		
Stockholders' equity		
Preferred stock, par value $0.001, 10,000,000 shares authorized, 7,501 shares issued and outstanding (Note 5)		10,800
Common stock, par value $0.001, 50,000,000 shares authorized, 1,030,000 shares issued and outstanding		1,030
Additional paid-in capital		281,588
Deficit		(37,938)
Treasury stock		(20,000)
Total Stockholders' Equity		224,680
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	244,780

The accompanying notes are an integral part of these financial statements.

WESTOR ONLINE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commission income	$	89,622
Investment banking income		673,730
Interest and dividends		442
Other		9,806
Total Revenues		773,600
Expenses:		
Investment banking expense		240,503
Commissions		76,315
Employment and related costs		65,223
Clearing charges		41,162
Management fees		26,648
Professional fees		26,360
Communications		19,388
Rent		18,997
Regulatory fees		17,082
Travel and entertainment		6,314
Other expenses		11,839
Total Expenses		549,831
Net income before taxes		223,769
Provision for income taxes		-
Net income	$	223,769

The accompanying notes are an integral part of these financial statements.

WESTOR ONLINE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Preferred Stock			Additional		
	Shares	Amount	Shares	Amount	Treasury Stock	Paid-in Capital	Deficit	Totals
Balances at January 1, 2004	1,030,000	$ 1,030	7,501	$ 6,800	$ -	$ 281,588	$ (261,707)	$ 27,711
Treasury stock	-	-	-	-	(20,000)	-	-	(20,000)
Capital contribution	-	-	-	4,000	-	-	-	4,000
Net income	-	-	-	-	-	-	223,769	223,769
Balances at December 31, 2004	1,030,000	$ 1,030	7,501	$ 10,800	$ (20,000)	$ 281,588	$ (37,938)	$ 235,480

The accompanying notes are an integral part of these financial statements.

WESTOR ONLINE, INC.
STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2004
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	223,769
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in due from clearing broker		(1,828)
(Increase) in deposit with clearing broker		(107)
(Increase) in prepaid expenses		(370)
Decrease in advances receivable		8,119
Increase in accounts payable and accrued expenses		6,744
Total adjustments		12,558
NET CASH PROVIDED BY OPERATING ACTIVITIES		236,327
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution		4,000
Officer loan		(214,550)
Note payment		(11,000)
CASH USED BY FINANCING ACTIVITIES		(221,550)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(2,880)
Purchase of treasury stock		(20,000)
CASH USED BY INVESTING ACTIVITIES		(22,880)
NET DECREASE IN CASH		(8,103)
CASH		
Beginning of year		10,756
End of year	$	2,653

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$	-
State and local taxes paid	$	100

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Westor Online, Inc. (the "Company") was incorporated in the State of New York on December 11, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. in September, 2000.

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Securities transactions and related income and expenses are recorded on a settlement date basis.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that this statement did not have a material impact on the Company's results of operations or financial position.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

NOTE 3- RELATED PARTY TRANSACTIONS

The Company paid management fees to a company owned by a shareholder. The management fee is for the Company's share of rent, utilities and other office services provided. During 2004 the Company paid $26,648 in management fees.

NOTE 4- PREFERRED STOCK

During 2003 the Company sold 1 share of convertible preferred stock to an investor for $4,000.

NOTE 5- RECEIVABLE FROM CLEARING BROKER

Amounts receivable from the Company's clearing organization at December 31, 2004, consist of the following:

	Receivable
Deposit with clearing broker	$ 25,248
Other receivable	7,504
	$ 32,752

NOTE 6- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2004 consists of the following:

	Current	Deferred	Total
Federal	$ 69,000	$ (69,000)	$ -
State and local	20,000	(20,000)	-
	$ 89,000	$ (89,000)	-

NOTE 6- INCOME TAXES (continued)

At December 31, 2004, the Company has net operating losses of approximately $32,000 available for carryforward, for federal, state and city income tax purposes. These carryforwards will expire in various amounts through the year 2023.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $14,802, which was $9,802 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.358 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 11- ADVANCES TO OFFICERS

As of December 31, 2004 an officer of the Company owes the Company $214,550. This advance is non-interest bearing and has no definite terms of repayment.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

WESTOR ONLINE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:				
Stockholders' equity			$	235,480
Less non-allowable assets and deductions:				
Advances receivable	$	214,550		
Fixed assets, net		2,880		
Prepaid expenses		2,745		
				220,175
Less: Haircuts on trading and investment securities				503
NET CAPITAL			$	14,802
TOTAL AGGREGATE INDEBTEDNESS			$	20,100
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	1,340
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED			$	5,000
EXCESS NET CAPITAL ($14,802 - $5,000)			$	9,802
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	20,100		
NET CAPITAL	$	14,802		135.79%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

WESTOR ONLINE, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2004

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

Board of Directors
Westor Online, Inc.
New York, New York

In planning and performing our audit of the financial statements of Westor Online, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westor Online, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Westor Online, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 22, 2005

WESTOR ONLINE, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC AUDITOR